Mail Stop 04-09
						March 29, 2005

Shawn Erikson
Bangla Property Management, Inc.
3540 Albert Street
Regina, Saskatchewan, Canada  S4S 3P5


Re:	Bangla Property Management, Inc.
	Amended Preliminary 14A Proxy Statement
	Filed on March 25, 2005
	File No. 0-50637

Dear Mr. Erikson:

      This is to advise you that with respect to our review of the above proxy statement we have the following additional comments:

General

1. We note your response to comment 2. Based on your response and the revised proxy statement, it appears that you will sell all your existing assets to Mr. Erickson for $100.

 Please supplementally advise us whether your current articles of incorporation and/or Colorado law require shareholder approval for the sale of all of your assets.

 Please provide additional disclosure regarding the sale of your current assets including the specific assets to be acquired by Mr. Erickson, the method by which you determined the acquisition price, the anticipated closing date of the sale and whether or not the sale was approved your board of directors in accordance with your articles, by-laws and the laws of Colorado relating to interested party transactions.

 We note from your most recent Form 10-Q that you had revenues of $10,530 and net income of $4,088 for the three months ended December
31, 2004. Please disclose the extent to which these results of operations were considered in determining the $100 acquisition price.

 Please remove references to the transaction as a "spin-off."
The
term "spin-off" suggests that the shares of the subsidiary will be distributed to your existing shareholders. In fact, the proposed transaction appears to be a sale of the subsidiary.

2. We note your response to comment 3. Please note that if shareholders` are required to approve both the merger and the sale of your current assets to Mr. Erickson, you would need to revise the proxy statement to show the effects of the aggregate transactions in pro forma financial statements.


	If you have any questions, please call Michael McTiernan at
(202) 824-5445.

						Sincerely,



						Owen Pinkerton
						Senior Counsel
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